December 20, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Lisa N. Larkin

Re:	Blackstone / GSO Senior Floating Rate Term Fund

Preliminary Proxy Statement on Form PRE14A, File No. 811-22393

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Senior Floating Rate Term Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 11, 2019, relating to the preliminary proxy statement. Please note that all page numbers in our responses are references to the page numbers of the preliminary proxy statement. All capitalized terms used but not defined in this letter have the meanings given to them in the preliminary proxy statement.

GENERAL

1. Please explain supplementally why having “term” in the Fund’s name is not misleading if the Fund can continue to extend its term indefinitely.

In response to the Staff’s comment, the Fund notes that it has a limited term structure with a set dissolution date, which is currently May 31, 2022. The Charter allows the Fund to extend its dissolution date with the approval of a majority of the Board and a Majority Shareholder Vote (which is defined in the Charter to be “a majority of the outstanding voting securities” (as such term is defined in the Investment Company Act of 1940, as amended)). Absent shareholder approval, the Board cannot extend its term of existence. Because the Shareholders have discretion over whether to extend the term of the Fund, the Fund believes having “term” in the Fund’s name is appropriate and not misleading.

2. Pursuant to the requirement under Item 3 under Schedule 14A, please include a discussion on whether there are appraisal rights.

In response to the Staff’s comment, the Fund proposes to add the following disclosure after “Shareholder Communications with Board of Trustees”:

“No Dissenters’ Rights

Shareholders do not have appraisal or similar rights of dissenters with respect to the Proposals.”

PRELIMINARY PROXY STATEMENT

II. Proposal 2: Extension of the Fund’s Term

3. Under “Potential Future Offerings” on page 6, the Fund states that it does not currently anticipate pursuing a Rights Offering and describes the Share Repurchase Program under “The Share Repurchase Program” thereafter. Please add disclosure explaining why the Rights Offering did not go forward and how the Share Repurchase Program is a more appropriate approach for the Fund or clarify that the Rights Offering and the Share Repurchase Program are not related.

In response to the Staff’s comment, the Fund proposes to revise the disclosure in “Potential Future Offerings” as set forth below:

“On January 19, 2018, the Fund filed an initial registration statement with the Securities and Exchange Commission (the “SEC”) relating to the offering of additional common shares of the Fund pursuant to a transferable rights offering (the “Rights Offering”). Due to current market conditions, t~~T~~he Fund currently does not anticipate pursuing the Rights Offering.”

The Fund supplementally confirms that the Rights Offering and the Share Repurchase Program are not related and proposes to move the “Potential Future Offerings” disclosure to after the “The Fund’s Investment Objectives and Strategies.”

4. For the third bullet point under “The Board’s and the Adviser’s Rationale for the Proposals” on page 7, please delete the term “high” or explain why the term is appropriate.

In response to the Staff’s comment, the Fund has revised the third bullet point as set forth below:

“Continued Opportunity for ~~High~~ Increased Portfolio Yields: In connection with the Fund’s term extension in 2017, the Adviser and ALPS reduced the fees they each charged to the Fund (“Fee Reductions”). The Fee Reductions resulted in an increased portfolio yield for the Fund, compared to the yield if there had been no Fee Reductions. For the Fund’s extended term resulting from the proposed Term Extension, the Management Fee and Administrator Fee would remain at the reduced rates, thereby continuing to result in a higher portfolio yield for the Fund than if the ~~higher~~ original fees were in effect.”

5. Under “The Board’s and the Adviser’s Rationale for the Proposals” on page 7, please address whether the Board considered risks related to the LIBOR transition and its conclusion, if applicable.

In response to the Staff’s comment, the Adviser has reviewed risks related to the LIBOR transition with the Board as part of the Board’s general oversight of the Fund’s business and affairs, but the Board did not separately consider the LIBOR transition in connection with the Proposals. In this regard, we note the Fund’s current term runs through May 2022, which is after the proposed discontinuance of LIBOR. Accordingly, the Fund believes its current disclosure is adequate.

6. Under “Risks of Investing in the Fund” on page 8, please add LIBOR risk disclosure addressing the LIBOR transition.

In response to the Staff’s comment, the Fund proposes to add the following disclosure in “Risks of Investing in the Fund”:

“LIBOR Risk. Instruments in which the Fund invests may pay interest at floating rates based on London-Interbank Offered Rate (“LIBOR”) or may be subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests may also obtain financing at floating rates based on LIBOR. The underlying collateral of collateralized loan obligations in which the Fund invests may pay interest at floating rates based on LIBOR. Derivative instruments utilized by the Fund and/or issuers of instruments in which the Fund may invest may also reference LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been manipulating or attempting to manipulate LIBOR. Several financial institutions have reached settlements with the U.S. Commodities Futures Trading Commission, the U.S. Department of Justice Fraud Section and the United Kingdom Financial Conduct Authority in connection with investigations by such authorities into submissions made by such financial institutions to the bodies that set LIBOR and other interbank offered rates. Additional investigations remain ongoing with respect to other major banks. There can be no assurance that there will not be additional admissions or findings of rate-setting manipulation or that manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. ICE Benchmark Administration Limited assumed the role of LIBOR administrator from the BBA on February 1, 2014. Any new administrator of LIBOR may make methodological changes to the way in which LIBOR is calculated or may alter, discontinue or suspend calculation or dissemination of LIBOR. Additional findings of manipulation may decrease the confidence of the market in LIBOR and lead market participants to look for alternative, non-LIBOR based types of financing, such as fixed rate loans or bonds or floating rate loans based on non-LIBOR indices.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR’s regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities. Abandonment of or modifications to LIBOR could have adverse impacts and represent a significant risk on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there are significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability and the extent to which that may impact the Fund may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.”

7. Under “Board’s Consideration of the Proposals” on page 9, please address the factors the Board considered in deciding that the revised investment advisory fee was reasonable, if applicable.

In response to the Staff’s comment, the Fund proposes adding the following disclosure:

“The Board’s consideration and approval of the Proposals reflected its most recent annual evaluation in May 2019 of the Fund’s investment advisory contract with the Adviser, including the Reduced Management Fee payable thereunder and, if the Proposals are approved, the Board will have the opportunity to evaluate, and will be required to evaluate, the Fund’s investment advisory arrangements, including the investment advisory fees payable thereunder, annually.”

8. For the seventh bullet point under “Board’s Consideration of the Proposals” on page 10, please explain supplementally the basis of the Adviser’s belief that the Proposals are not likely to have a significant impact on the Fund’s market price to NAV discount/premium.

In response to the Staff’s comment, the Adviser believes that the shareholder approval of the Proposals, and their subsequent implementation, are not likely to have a significant impact on the Fund’s market price to NAV discount/premium. Based on the Adviser’s analysis of other listed closed-end funds with finite terms, it believes that having a finite term is beneficial for a fund’s discount/premium, but (i) there is not a significant correlation between a term fund’s trading premium/discount and its remaining length of term and (ii) there is a stronger correlation between a term fund’s trading premium/discount and its dividend yield.

Please call Ben Wells (212-455-2516) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Rajib Chanda

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